EXHIBIT 11

TELLABS, INC.
COMPUTATION OF PER SHARE EARNINGS

(In millions, except per share amounts)

	Three Months Ended		Six Months Ended

	7/2/04	6/27/03	7/2/04	6/27/03

Numerator:
Net earnings/(loss)	$49.6	($110.7)	$63.0	($153.6)

Denominator:
Denominator for basic earnings per share-
Weighted-average shares outstanding	416.1	412.5	415.7	412.4
Effect of dilutive securities:
Employee stock options and awards	4.2	-	4.2	-

Denominator for diluted earnings per share- Adjusted weighted-average shares outstanding and assumed conversions	420.3	412.5	419.9	412.4

Net earnings/(loss) per share - Basic	$0.12	($0.27)	$0.15	($0.37)

Net earnings/(loss) per share - Diluted	$0.12	($0.27)	$0.15	($0.37)

Under GAAP, dilutive securities are not included in the computation of diluted earnings per share when a company is in a net loss position.